CORPORATE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Interim Half Year Results 2023 dated 29 August 2023

Press Release
29 August 2023

Argo Blockchain plc
 ("Argo" or "the Company")

Interim Half Year Results 2023

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce its results for the six months to 30 June 2023.

Highlights

●
Reduced non-mining operating costs and expenses by 21% in Q2 2023 compared to the prior quarter, resulting in a positive Adjusted EBITDA of $1.0 million for the quarter (Adjusted EBITDA of $2.3 million for H1 2023)
●
Reduced debt by $4 million during the quarter to $75 million as of 30 June 2023, a $68 million reduction from $143 million at 30 June 2022
●
Total number of Bitcoin and Bitcoin Equivalent ("BTC") mined during H1 2023 was 947, a 1% increase over the BTC mined in H1 2022, despite a 78% increase in the global hashrate from 30 June 2022 to 30 June 2023
●
Revenues of $24.0 million for H1 2023, a decrease of 31% from H1 2022, driven primarily by a decrease in Bitcoin price and the increase in the global hashrate and associated network difficulty
●
Net loss was $18.8 million for H1 2023, compared to a net loss of $39.6 million in H1 2022
●
The Company ended June 2023 with $9.1 million of cash and 46 Bitcoin or Bitcoin Equivalent (together, "BTC") on its balance sheet; post the period end, the Company raised $7.5 million in gross proceeds via a share placement in July 2023

Post-period highlights

●
Increased total hashrate capacity to 2.6 EH/s with the deployment of 1,242 BlockMiner machines at its Quebec facilities
●
Expect to deploy an additional 1,628 BlockMiners in the coming months, increasing the Company's total hashrate capacity to 2.8 EH/s
●
In July 2023, the Company raised $7.5 million of gross proceeds via a share placement with institutional and retail investors in the UK; the Company used a portion of these proceeds to repay approximately $1.8 million in debt, and the Company's debt balance at the end of July 2023 was $72 million
●
The Company is involved in advanced discussions to sell certain non-core assets, and it continues to evaluate options for further reducing debt

Fixed Price Power Purchase Agreement at Helios

During H1 2023, the Company achieved a mining margin of 42%, which is an increase from the mining margin in H2 2022 of 33%. One of the primary drivers of the improved mining margin was the establishment of a fixed price power purchase agreement ("PPA") at Helios in H1 2023, which covers a substantial portion of the facility's electricity load. In addition to providing greater certainty of power costs at Helios going forward, the fixed price PPA also allows the Company to generate power credits via economic curtailment. In Q2 2023, the Company generated approximately $1.1 million in power credits, and it expects to generate more significant power credits during Q3 2023 as a result of the continued heat wave in Texas.

Non-IFRS Measures

The following table shows a reconciliation of mining margin percentage to gross margin, the most directly comparable IFRS measure, for the six month periods ended 30 June 2023 and 30 June 2022.

	Period ended	Period ended
	30 June 2023	30 June 2022
	(unaudited)	(unaudited)
	$'000	$'000

Gross margin	(1,371)	(44,651)
Gross margin percentage	(6%)	(129%)
Depreciation of mining equipment	12,047	14,081
Change in fair value of digital currencies	(489)	55,011

Mining margin	10,187	24,441
Mining margin percentage	42%	71%

The following table shows a reconciliation of Adjusted EBITDA to net (loss) / income, the most directly comparable IFRS measure, for the six month periods ended 30 June 2023 and 30 June 2022.

	Period ended	Period ended
	30 June 2023	30 June 2022
	(unaudited)	(unaudited)
	$'000	$'000

Net Loss	(16,242)	(39,580)
Interest expense	6,335	4,511
Income tax credit	(2,321)	(8,286)
Severance and restructuring	1,399	-
Foreign Exchange	(1,403)	(13,319)
Depreciation/Amortisation	12,698	15,204
Share based payment	1,889	3,654
Change in fair value of digital currencies	(489)	55,011
Equity accounting loss from associate	458	636
Adjusted EBITDA	2,324	17,832

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

For further information please contact:
Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:
Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Interim Management Report

Argo entered 2023 on the heels of a transformational series of transactions with Galaxy Digital Holdings Ltd. ("Galaxy") that strengthened our balance sheet, improved our liquidity position, and positioned Argo for profitable mining. As part of the transactions, the Helios facility and real property in Dickens County, Texas were sold  to Galaxy for $65 million and existing asset-backed loans were refinanced with a new $35 million three-year asset-backed loan with Galaxy. The transactions reduced total indebtedness by $41 million and allowed Argo to simplify its operating structure.

Importantly, the Company maintained ownership of its entire fleet of more than 27,000 mining machines. Its roughly 23,600 Bitmain S19J Pro mining machines at Helios are continuing to operate in that facility pursuant to a hosting agreement with Galaxy. During the first quarter of 2023, the Company completed the transition of operations at Helios to the Galaxy team, and Argo has been working closely with them to optimize mining operations and performance. Currently, approximately 2.4 EH/s of total hashrate capacity is deployed at Helios.

The hosting agreement with Galaxy provides Argo with pass-through access to the power that Galaxy obtains through its power purchase agreement ("PPA") for Helios, and the Company pays an incremental hosting fee based on actual electricity usage. Argo also has the ability to share in the proceeds when Helios undergoes economic curtailment in order to monetize its fixed price PPA during periods of high power prices. One of the primary benefits of bitcoin mining is its flexible load consumption, which can be curtailed during times of peak demand. This helps to stabilize the Texas power grid and reduce price volatility for consumers. During Q2 2023, the Company generated proceeds of approximately $1.1 million from economic curtailment at Helios; this helps to offset the reduced BTC production from heat-related curtailment during the summer months and improves mining margin.

During the first quarter of 2023, following the resignation of Peter Wall from his roles as Interim Executive Chairman and Chief Executive officer, the Board appointed Chief Operating Officer Seif El-Bakly to serve as Interim CEO, and Matthew Shaw became Chairman of the Board. Additionally, after a formal recruitment process led by an executive search firm, the Board appointed Jim MacCallum as Chief Financial Officer in April 2023.

With the new management team in place, the Company has focused on three key pillars: financial discipline, operational excellence, and strategic partnerships for growth.

Financial discipline

The sale of the Helios facility significantly changed the Company's operating profile and presented an opportunity to dramatically decrease both operating expenses and G&A. During the first quarter, Argo reduced its non-mining operating expenses by 68% compared to its run rate during the second half of 2022. These cost reductions are particularly important in the current inflationary environment. In the second quarter, non-mining operating expenses were further reduced by an additional 21%, and these cost savings are expected to be sustained. Cash generation and preservation are high priorities for the Company.

In addition to reducing operating expenses, the Company continues to explore opportunities to strengthen its balance sheet and reduce indebtedness while maintaining profitable mining operations. To do this, the Company is evaluating the sale of certain non-core assets, including investments held on the balance sheet, excess inventory and real estate. In the second quarter, the Company sold approximately $1.0 million in ether tokens and used the proceeds to pay down debt owed to Galaxy. Additionally, post the period end, the Company issued 57.5 million shares in exchange for $7.5 million of gross proceeds, a portion of which will be used to repay debt owed to Galaxy.

Operational excellence

Argo continues to operate both of its owned data centers in Quebec, Canada. The Baie Comeau site is over 40,000 square feet and has 15 MW of 99% renewable power capacity sourced from the nearby Baie Comeau hydroelectric dam. The Company's Mirabel facility, located adjacent to the Mirabel airport near Montreal, has approximately 30,000 square feet of mining space with 5 MW of 99% renewable power capacity sourced from Hydro-Quebec.

Optimization of both capacity and existing operations at both Quebec facilities continues. In June 2023, the Company began to receive and deploy its BlockMiner mining machines ordered from ePIC Blockchain Technologies. As of 31 July 2023, the Company has deployed 1,242 BlockMiners at its Quebec facilities (representing approximately 130 PH/s) and expects to deploy the remaining 1,628 machines (an additional 170 PH/s) by the end of Q4 2023.

Growth & strategic partnerships

While the Company's primary focus in H1 2023 was on financial discipline and operational excellence at its existing facilities, management continues to explore opportunities where  mining can be paired with stranded or wasted energy. There is tremendous potential for energy generators to utilize mining as a balancing and optimization tool, particularly in the energy transition where limitations currently exist in the ability to store renewable energy. Argo is evaluating several projects with companies across the energy value chain.

For the remainder of 2023, the Company will continue to focus on strengthening the balance sheet and growing the business with a strong emphasis on financial discipline and operational excellence. On behalf of the Board, I would like to thank all of our shareholders and stakeholders. I am excited for Argo to continue in its mission of powering the world's most innovative and sustainable blockchain infrastructure in this next stage of the Company's development.

Sincerely,

Matthew Shaw
Chairman of the Board

Responsibility Statement

We confirm that to the best of our knowledge:

●
the Interim Report has been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting; and
●
gives a true and fair view of the assets, liabilities, financial position and profit/loss of the Group; and
●
the Interim Report includes a fair review of the information required by DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the set of interim financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.
●
the Interim Report includes a fair review of the information required by DTR 4.2.8R of the Disclosure and Transparency Rules, being the information required on related party transactions.

The Interim Report was approved by the Board of Directors and the above responsibility statement was signed on its behalf by:

Matthew Shaw
Chairman of the Board

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
		Period ended	Period ended
		30 June 2023	30 June 2022
		(unaudited)	(unaudited)
	Note	$'000	$'000

Revenues		23,996	34,644
Direct costs		(15,093)	(10,203)
Power credits		1,284	-
Mining margin		10,187	24,441
Depreciation of mining equipment		(12,047)	(14,081)
Change in fair value of digital currencies	6	489	(55,011)
Gross margin		(1,371)	(44,651)

Operating costs and expenses		(7,863)	(11,653)
Restructuring		(1,399)	-
Foreign exchange		1,403	13,319
Depreciation/amortisation		(651)	(1,123)
Share based payment		(1,889)	(3,654)
Operating loss		(11,770)	(47,762)

Fair value change of investments		-	(368)
Gain on settlement of contingent consideration		-	5,239
Gain on sale of investment		-	172
Finance cost		(6,335)	(4,511)
Equity accounted loss from associate		(458)	(636)

Loss before taxation		(18,563)	(47,866)

Tax credit	5	2,321	8,286

Net Loss		(16,242)	(39,580)
Other comprehensive loss Items which may be subsequently reclassified to profit or loss:
- Currency translation reserve		(1,562)	(5,726)
- Equity accounted OCI from associate		-	(10,793)
- Fair value loss on intangible digital assets		-	(537)

Total other comprehensive loss, net of tax		(1,562)	(17,056)

Total comprehensive loss		(17,804)	(56,636)

Weighted average shares outstanding		477,825,166	469,182,463
Basic earnings per share*		$(0.03)	$(0.08)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
		As at	As at	As at
		30 June 2023	31 December 2022	1 January 2022
		(unaudited)	(audited)	(audited)
	Note	$'000	$'000	$'000

ASSETS
Non-current assets
Investments at fair value through income and loss		419	414	543
Investments accounted for using the equity method		2,529	2,863	18,642
Intangible assets	6	1,464	2,103	7,560
Property, plant and equipment	7	70,333	76,992	150,571
Right of use assets		536	525	472
Total non-current assets		75,281	82,897	177,788

Current assets
Trade and other receivables	8	4,395	6,802	85,481
Digital assets	9	-	443	108,956
Cash and cash equivalents		9,148	20,092	15,923
Total current assets		13,543	27,337	210,360

Total assets		88,824	110,234	388,148

EQUITY AND LIABILITIES
Equity
Share capital	10	634	634	622
Share premium	10	202,103	202,103	196,911
Share based payment reserve		10,389	8,528	2,531
Foreign currency translation reserve		(30,457)	(28,895)	1,623
Fair value reserve		-	-	551
Other comprehensive income of equity accounted associates		-	-	8,744
Accumulated surplus (deficit)		(184,865)	(168,623)	71,623
Total equity		(2,196)	13,747	282,605

Current liabilities
Trade and other payables	11	9,913	10,023	10,233
Loans and borrowings	12	14,407	11,605	31,558
Deferred tax		3,390	2,648	386
Income tax		-	-	10,360
Contingent consideration		-	-	10,889
Lease liability		5	5	10
Total current liabilities		27,715	24,281	63,436

Non - current liabilities
Deferred tax		4,265	7,941	730
Issued debt - bond	12	37,943	37,809	36,303
Loans and borrowings	12	20,544	25,916	4,575
Lease liability		553	540	499
Total liabilities		91,020	96,487	105,543

Total equity and liabilities		88,824	110,234	388,148

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Currency translation reserve	Share based payment reserve	Accumulated deficit	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2023	634	202,103	(28,895)	8,528	(168,623)	13,747
Loss for the period	-	-	-	-	(16,242)	(16,242)
Other comprehensive income	-	-	(1,562)	-	-	(1,562)
Foreign exchange movement	-	-	-	(28)	-	(28)
Stock based compensation charge	-	-	-	1,889	-	1,889
Balance at 30 June 2023	634	202,103	(30,457)	10,389	(184,865)	(2,196)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Share capital	Share premium	Currency translation reserve	Share based payment reserve	Fair value reserve	Other comprehensive income of associates	Accumulated surplus/ (deficit)	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2022	622	196,911	1,623	2,531	551	8,744	71,623	282,605
Loss for the period	-	-	-	-	-	-	(39,580)	(39,580)
Other comprehensive income	-	-	(5,726)	-	(537)	(10,793)	-	(17,056)
Foreign exchange movement	-	-	-	1,301	(14)	-	-	1,287
Stock based compensation charge	-	-	-	3,654	-	-	-	3,654
Common stock issuance	2	138	-	-	-	-	-	140
Common stock options/warrants exercised	10	5,054	-	-	-	-	-	5,064
Balance at 30 June 2022	634	202,103	(4,103)	7,486	-	(2,049)	32,043	236,114

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
		Period ended	Period ended
		30 June 2023	30 June 2022
		(unaudited)	(unaudited)
	Note	$'000	$'000
Cash flows from operating activities
Loss before tax		(18,563)	(47,866)
Adjustments for:
Depreciation/Amortisation		12,698	15,204
Foreign exchange movements		(1,403)	(13,319)
Finance cost		6,335	4,511
Fair value change in digital assets		-	40,371
Realised (gain)/loss in digital assets		(489)	6,372
Investment fair value movement		-	368
Gain on investment		-	(173)
Impairment of intangible digital assets		-	3,904
Share of loss from associate		458	636
Gain on settlement of contingent consideration		-	(5,239)
Share based payment expense		1,889	3,654
Working capital changes:
Increase in trade and other receivables	8	(892)	(1,204)
(Decrease)/Increase in trade and other payables	11	(973)	3,098
Decrease in digital assets		443	21,593
Net cash flow (used in)/from operating activities		(497)	31,910

Investing activities
Proceeds from sale of intangibles/investments		989	173
Purchase of tangible fixed assets	7	(1,301)	(63,893)
Mining equipment prepayments		-	(45,972)
Net cash used in investing activities		(312)	(109,692)

Financing activities
Proceeds from borrowings	16	811	86,065
Lease payments		-	(17)
Loan repayments		(3,381)	(10,890)
Interest paid		(5,247)	(4,511)
Proceeds from shares issued		-	151
Net cash from (used in)/from financing activities		(7,817)	70,798
Net decrease in cash and cash equivalents		(8,626)	(6,984)
Effect of foreign exchange changes in cash		(2,318)	2,261
Cash and cash equivalents, beginning of period		20,092	15,923
Cash and cash equivalents, end of period		9,148	11,200

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY INFORMATION

Argo Blockchain plc ("the company") is a public company, limited by shares, and incorporated in England and Wales. The registered office is Eastcastle House, 27/28 Eatcastle Street, London, England, W1W 8DH. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited.

On 21 December 2017, the company changed its name to Argo Blockchain Limited and re-registered as a public company, Argo Blockchain plc.
On 12 January 2018, Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together "the Group"), incorporated in Canada.
On 22 November 2022, the Group formed Argo Operating US LLC and Argo Holdings US Inc.
On 21 December 2022, Argo Innovation Facilities (US) Inc became Galaxy Power LLC. On 28 December 2022, the Group sold Galaxy Power LLC.

The principal activity of the group is Bitcoin mining.

The ordinary shares of the Group are listed under the trading symbol ARB on the London Stock Exchange.  The American Depositary Receipt of the Group are listed under the trading symbol ARBK on Nasdaq.  The Group bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the six months ended 30 June 2023 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and presented in US dollars which is further described in Note 3. They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2022, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB. The report of the auditors on those financial statements was unqualified.

The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments.

Critical accounting judgements and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements for the year ended 31 December 2022.

3. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those of the previous financial year, except the change in presentational currency from British Pounds to US Dollars and recognition of power credits within Mining Margin in the Statement of Comprehensive Income.  The Group changed its presentational currency to US Dollars due to the fact its revenues, direct costs, capital expenditures and debt obligations are now predominantly denominated in US Dollars.

In order to satisfy the requirements of IAS 8 and IAS 21 with respect to a change in the presentation currency, the statutory financial information as previously reported in the Group's Annual Reports have been restated from GBP into US Dollars using the procedures outlined below:

●
Assets and liabilities were translated to US Dollars at the closing rates of exchange at each respective balance sheet date
●
Share capital, share premium and other reserves were translated at the historic rates prevailing at the dates of transactions
●
Income and expenses were translated to US Dollars at an average rate at each of the respective reporting years on a monthly basis. This has been deemed to be a reasonable approximation to exchange rates at the date of the transactions.
●
Differences resulting from the retranslation were taken to currency translation reserve within equity
●
All exchange rates used were extracted from the Group's underlying financial records

Power credits: The Group recognized power credits in relation to selling power back to the power grid.  The hosting facility sells some of the Group's power back to the power grid when economically feasible.

Going Concern

The preparation of consolidated financial statements requires an assessment on the validity of the going concern assumption. 2022 was a challenging year for Bitcoin miners: the depressed price of Bitcoin and the elevated global hashrate caused hashprice, the primary measure of mining profitability, to reach all-time lows in Q4 2022. In addition, global events resulted in disruption to fossil fuel energy markets which resulted in a significant increase in electricity prices. The low hashprice and elevated power prices significantly reduced Argo's profitability and its ability to generate free cash flow. During Q4 2022, the Group evaluated several strategic alternatives to restructure our balance sheet and improve our cash flow.
On 28 December 2022, the Group announced a series of transactions with Galaxy Digital Holdings, Ltd. ("Galaxy") that improved the Group's liquidity position and enabled the Group to continue its mining operations. As part of the transactions, Argo sold the Helios facility and real property in Dickens County, Texas to Galaxy for $65 million and refinanced existing asset-backed loans via a new $35 million, three-year asset-backed loan with Galaxy. The transactions reduced total indebtedness by $41 million and allowed Argo to simplify its operating structure.
While the Galaxy transactions strengthened the Group's balance sheet, material uncertainties exist that may cast significant doubt regarding the Group's ability to continue as a going concern and meet its liabilities as they come due. The significant uncertainties are:
1) The Group's debt service obligations of approximately $17.8 million to 31 August 2024. Please see the net debt tables under the Group and Company cash flow statements for further information of the Group's exposure to liabilities and net position at the year end.

2) The Group's exposure to Bitcoin prices, power prices, and hashprice, each of which have shown volatility over recent years and have a significant impact on the Group's future profitability. The Group may have difficulty meeting its liabilities if there are significant declines to the hashprice assumption or significant increases to the power price, particularly where there is a combination of both factors. The Directors' assessment of going concern includes a forecast drawn up to 31 August 2024 using the Group's estimate of the forecasted hashprice. Power costs are now also partially fixed per kilowatt hour as Galaxy has hedged the majority of the power obligations at Helios and, as per the hosting agreement in place, the Group has access to this power. Anticipated power costs based on this arrangement are reflected in the forecast prepared.

Offsetting these potential risks to the Group's cash flow are the Group's current cash balance, the Group's ability to generate additional funds by issuing equity for cash proceeds and selling certain non-core Group assets.
Based on information from Management, the Directors have considered the period to 31 August 2024, as a reasonable time period given the variable outlook of cryptocurrencies and the Bitcoin halving due in May 2024. Based on the above considerations, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements. However, the Board notes that the significant debt service requirements and the volatile economic environment, indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption and the auditors made reference to this in their audit report on the financial statements for the year ended 31 December 2022.

4. ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2023. The adoption of these standards and amendments did not have any material impact on the financial result or position of the Group.

Standards which are in issue but not yet effective:

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.
Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IAS 1	Non-current Liabilities with Covenants	1 January 2024

The Group has not early adopted any of the above standards and intends to adopt them when they become effective.

No deferred tax asset has been recognised in respect of tax losses carried forward on the basis that there is insufficient certainty over the level of future profits to utilise against this amount.

Income tax expense

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

5.  TAXATION

	Period ended 30 June 2023 (unaudited)	Period ended 30 June 2022 (unaudited)
	$'000	$'000
Income tax credit - foreign tax	-	(7,785)
Deferred tax credit	(2,321)	(501)
Taxation credit in the financial statements	(2,321)	(8,286)

	Period ended 30 June 2023 (unaudited)	Period ended 30 June 2022 (unaudited)
	$'000	$'000
Loss before taxation	(18,563)	(47,866)
Expected tax recovery based on a weighted average of 25% (2022 - 25%) (UK, US and Canada)	(4,640)	(21,325)

Expenses not deductible in determining taxable profit	512	52
Capital allowances in excess of depreciation	-	(7,250)
Other tax adjustments	(2,543)	15,064
Losses utilised re prior years	-	(9,106)
Origination and reversal of temporary differences	3,117	5,116
Unutilised tax losses carried forward	1,233	9,162
Taxation credit in the financial statements	(2,321)	(8,286)

6. INTANGIBLE ASSETS NOTE

Group	Goodwill	Digital assets	Website	2023 Total
	$'000	$'000	$'000	$'000
Cost
At 1 January 2023	96	5,942	873	6,911

Foreign exchange movements	16	69	19	104
Disposals	-	(1,868)	-	(1,868)
At 30 June 2023	102	4,143	892	5,147

Amortisation and impairment
At 1 January	-	4,045	762	4,807
Foreign exchange movement	-	47	17	64
Disposal	-	(1,243)	-	(1,243)
Fair value gain	-	(34)	-	(34)
Amortisation charged during the period	-	-	88	88
At 30 June 2023	-	2,524	803	3,327
Balance at 1 January 2023	97	1,917	42	2,111
Balance At 30 June 2023	112	1,327	25	1,464

Intangible digital assets are cryptocurrencies owned but not mined by the Group.  The Intangible digital assets are recorded at cost on the day of acquisition. Changes in fair value are recorded in the fair value reserve in other comprehensive income.

The Intangible digital assets held are detailed in the table below:

As at 30 June 2023			Coins/tokens	Fair value
Crypto asset name			$'000
Polkadot - DOT			32,955	170
Ethereum - ETH			213	70
Solana - SOL			17	6
LAYR			12,048	125
ASTRA			1	200
Alternative coins			392,971	756
At 30 June 2023			438,205	1,327

7. TANGIBLE FIXED ASSETS
Group	Office Equipment	Mining and Computer Equipment	Machine Components	Leasehold Improvements	Data centres	Equipment	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cost
At 1 January 2023	57	142,901	20,938	116	13,295	104	176,410
Foreign exchange movement	3	4,489	985	5	625	5	6,112
Additions	-	-	3,300	-	-	1,301	4,601
Transfer to another class	513	-	-	530	(3,803)	2,760	-
Disposals	-	-	-	-	-	-	-
At 30 June 2023	572	145,390	25,222	652	10,117	4,710	187,124
Depreciation and impairment
At 1 January 2023	17	79,248	18,233	105	1,801	14	99,419
Foreign exchange movement	1	3,726	857	-	5	85	4,674
Depreciation charged during the period	145	12,047	-	74	103	328	12,698
Disposals	-	-	-	-	-	-	-
At 30 June 2023	163	95,021	19,091	179	1,910	427	116,791
Carrying amount
At 1 January 2023	40	62,653	2,705	11	11,494	89	76,992
At 30 June 2023	409	51,369	6,132	472	8,208	3,743	70,333

8. TRADE AND OTHER RECEIVABLES
	As at 30 June 2023 (unaudited)	As at 31 December 2022 (audited)
	$'000	$'000
Trade and other receivables	706	-
Prepayments	2,214	5,978
Other taxation and social security	1,473	824
Total trade and other receivables	4,393	6,802

The directors consider that the carrying amount of trade and other receivables is equal to their fair value.

9. DIGITAL ASSETS
Group	Period ended 30 June 2023 (unaudited) $'000	Year ended 31 December 2022 (audited) $'000
Opening Balance	443	102,632
Additions
Crypto assets mined	-	263
Crypto asset purchased and received	23,982	60,069
Total additions	23,982	60,332
Disposals
Crypto assets purchased & received	-	419
Crypto assets sold	(24,448)	(107,456)
Total disposals	(24,448)	(107,037)
Fair value movements
Gain/(loss) on crypto asset sales	23	(55,315)
Movements on crypto assets held	-	(169)
Total fair value movements	23	(55,484)
Closing Balance	-	443

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value are recorded in change in fair value of digital currencies on the statement of comprehensive loss.

10.    ORDINARY SHARES

The Group had 477,825,166 Ordinary shares outstanding at 30 June 2023 and 31 December 2022.

Subsequent to June 30, 2023, the Group issued 57,500,000 ordinary shares for net proceeds of $7M.

The Group has in issue 10,544,406 warrants and options at 30 June 2023 (2022: 18,396,397).

The Group granted 6,616,487 restricted stock units (RSUs) and 1,973,892 performance stock units (PSUs) in 2023.  The RSUs/PSUs vest over 3 years from grant date.  PSUs have performance conditions that must be met as a condition of vesting.  The grant price of the RSUs/PSUs was £0.1288.

11.    TRADE AND OTHER PAYABLES
	As at 30 June 2023 (unaudited)	As at 31 December 2022 (audited)
	$'000	$'000
Trade payables	2,040	3,253
Accruals and other payables	7,365	6,099
Other taxation and social security	507	690
Total trade and other creditors	9,912	10,043

The directors consider that the carrying value of trade and other payables is equal to their fair value.

12.    LOANS AND BORROWINGS

Non-current liabilities	As at 30 June 2023 (unaudited) $'000	As at 31 December 2022 (audited) $'000
Issued debt - bond	37,943	37,809
Long term loan	18,200	23,131
Mortgages	2,344	2,785
Lease Liability	553	540
Total	59,040	64,265
Current liabilities
Loans	13,415	10,475
Mortgages	992	1,130
Lease Liability	5	5
Total	14,412	11,610

The mortgages are secured against the two buildings at Mirabel and Baie Comeau and are repayable over periods from 39 months to 42 months at an interest rate of lender prime + 0.5%.

In November 2021, the Group issued an unsecured 5-year bond with an interest rate of 8.75%. The bonds mature on 30 November 2026.

In December 2022, the Group entered into a loan agreement with Galaxy Digital LLC for USD$35 million (£29m).  The Galaxy Digital LLC loan is payable monthly based on an amortization schedule over 32 months with an interest rate of the secured overnight financing rate by the Federal Reserve Bank of New York plus 11%. The loan is secured by the Group's property, plant and equipment.

In May 2023, the Group entered into a loan agreement with First Insurance Funding for USD $811k.  The loan is payable over 10 months with an interest rate of 9.2%.

13.    FINANCIAL INSTRUMENTS
	As at 30 June 2023 (unaudited) $'000	As at 31 December 2022 (audited) $'000
Carrying amount of financial assets
Measured at amortised cost
- Mining equipment prepayments	-	5,978
- Trade and other receivables	2,178	824
- Cash and cash equivalents	9,148	20,092
Measured at fair value - Digital Assets	-	443
Total carrying amount of financial assets	11,328	27,337

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	9,913	10,022
- Short term loans	11,407	11,605
- Long term loans - Issued Debt - bonds	20,544	25,916
	37,943	37,809
- Lease liabilities	553	540
Total carrying amount of financial liabilities	83,365	85,892

Fair Value Estimation
Fair value measurements are disclosed according to the following fair value measurement hierarchy:
-  Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
-  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
-  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group's assets and liabilities that are measured at fair value at 30 June 2023 and 31 December 2022.
	Level 1	Level 2	Level 3	Total
Assets	$'000	$'000	$'000	$'000
Financial assets at fair value through profit or loss
Equity holdings	26	-	393	419
Intangible assets - crypto assets	-	1,327	-	1,327
Digital assets	-	-	-	-
Total at 30 June 2023	26	1,327	393	1,746

	Level 1	Level 2	Level 3	Total
Assets	$'000	$'000	$'000	$'000
Financial assets at fair value through profit or loss
Equity holdings	73	-	89	162
Intangible assets - crypto assets	-	2,129	-	2,129
Digital assets	-	443	-	443
Total at 31 December 2022	73	2,572	89	2,734
All financial assets are in listed/unlisted securities and digital assets.

There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

There has been a specific change in the circumstances which, in the Group's opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;

There has been a significant change in the performance of the investee compared with budgets, plans or milestones;

There has been a change in expectation that the investee's technical product milestones will be achieved or a change in the economic environment in which the investee operates;

There has been an equity transaction, subsequent to the Group's investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset's value will be adjusted to reflect this revised valuation; or

An independently prepared valuation report exists for the investee within close proximity to the reporting date.

14.    COMMITMENTS

The Group's material contractual commitments relate to the hosting services agreement with Galaxy Digital Qualified Opportunity Zone Business LLC, which provides hosting, power and support services at the Helios facility. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and as such a commitment over the contract life has not been determined. The agreement is for services with no identifiable assets, therefore, there is no right of use asset associated with the agreement.

As the company disclosed on February 8, 2023, it is currently subject to a class action lawsuit. The case, Murphy vs Argo Blockchain plc et al, was filed in the Eastern District of New York on 26 January 2023. The company refutes all of the allegations and believes that this class action lawsuit is without merit. The company is vigorously defending itself against the action. We are not currently subject to any other material pending legal proceedings or claims.

15.    RELATED PARTY TRANSACTIONS

Key management compensation - all amounts in $000's

Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made only from Argo Blockchain PLC, amounting to: $60k (2022 - $26) paid to Webslinger Advisors Inc. in respect of fees of Matthew Shaw (Non-executive director); and Alex Appleton through Appleton Business Advisors Limited was paid $22 (2022 - $126) during the period.

Total director fees and remuneration, paid directly and indirectly, totalled $280 (2022: $406).

16.    SUBSEQUENT EVENTS

In July 2023, the Company issued 57,500,000 ordinary shares for net proceeds of $7M.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 August,2023	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer